July 10, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Mr. Jorge Bonilla – Senior Staff Accountant

Division of Corporation Finance

Re:	ERP Operating Limited Partnership (the “Partnership”)

File No. 000-24920

Form 10-K for the year ended December 31, 2008

Dear Mr. Bonilla:

This letter is in response to your letter of June 25, 2009 in response to our letter of May 4, 2009 (the “May Letter”). Capitalized terms used herein and not defined shall have the same meaning as defined in the May Letter and, if not defined therein, in the Notes to Consolidated Financial Statements of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008.

As we indicated in the May Letter and as discussed more fully below, Equity Residential as the REIT (the “Company” or “EQR”) and the Partnership accounted for the OP Units applying a strict rules-based accounting approach to the operative documents governing the Partnership.

We have keyed our response below to the paragraphs of your letter of June 25, 2009:

1.	•	We understand that as a result of your adoption of SFAS 160 at the REIT, you have evaluated the outstanding common units issued by ERP Operating Limited Partnership (the Operating Partnership) and have concluded, after an evaluation of paragraphs 12-32 in EITF 00-19, that the REIT does not have an ability to control settlement in shares of the REIT for a portion of the redeemable common units outstanding at the Operating Partnership.

Your understanding is correct. We believe that under paragraph 4 of EITF D-98 and paragraph 14 of EITF 00-19, the specific language requires us to treat an obligation by EQR to deliver registered shares the same as the obligation to deliver cash. Paragraph 4 of EITF D-98 states “that the possibility that any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require the security to be classified outside of permanent equity.” Paragraph 14 of EITF 00-19 states “the events or actions necessary to deliver registered shares are not controlled by a company.” We have reached this conclusion notwithstanding the fact that under the Partnership Agreement EQR and the Partnership are never obligated to pay cash to an OP Unit holder requesting a unit exchange.

•

Our understanding is that the company believes that in some cases the REIT is required by the LP agreements or under securities laws to deliver registered shares. In this regard, please also explain why only certain of the agreements require the delivery of registered shares or securities laws would require delivery of registered shares only on a portion rather than the entire class of common units outstanding at the Operating Partnership.

Mr. Jorge Bonilla

July 10, 2009

Yes, we believe that in some cases EQR is required to deliver registered shares. The Partnership has been in existence and operating as an Illinois limited partnership since 1993. In that time, the Partnership has issued OP Units in exchange for real property or entities owning real property in numerous separate securities offerings, including two business combinations. Each of these transactions was typically governed by a contribution agreement and a registration rights agreement or, in the case of the two business combinations, the merger agreements and related documents (collectively, the “Agreements”).

We believe that the fact that the OP Units comprise one class of securities does not lead to the conclusion that each of the OP Unit holders is entitled to registered shares in an exchange pursuant to Section 3.2(C) of the Partnership Agreement. The securities comprising such registered class were issued in different offerings over a period of more than 15 years. Indeed, the fact that OP Units have been issued for properties or entities over a long period of time in separate securities offerings required the Partnership to determine whether a separate exemption was available or registration was required in each individual offering. Whether a recipient was entitled to receive registered Common Shares depends on the factors discussed below.

Thus, for analysis purposes we have grouped our individual OP Unit issuances into three categories as follows:

•

OP Units issued in private placement transactions. Each of the offerings in connection with property contribution transactions was conducted as a private offering solely to accredited investors in reliance on Regulation D. Under the appropriate securities regulations and subject to separate registration rights agreements, EQR has the ability to deliver an unregistered security upon exchange of the OP Unit (i.e., any registration statement filed was a selling shareholder resale shelf registration filed subsequent to the exchange). Because of the ability of EQR to deliver an unregistered security, we determined that these OP Units were appropriately included in permanent equity at the EQR level.

•

OP Units issued in private placement transactions with respect to which Common Shares were registered for issuance upon an OP Unit exchange (i.e., primary shelf registrations). Pursuant to applicable Agreements, EQR registered Common Shares for issuance upon an exchange transaction. As a result of the registration, we believe that pursuant to applicable securities laws, EQR was and continues to be required to settle the exchange of these OP Units with registered Common Shares. As a result of this interpretative position and the application of EITF D-98 and EITF 00-19, we believe these OP Units need to be included as mezzanine equity at the EQR level.

•

OP Units issued in merger transactions whereby the Partnership registered OP Units for issuance. The two business combinations were publicly registered merger transactions whereby EQR merged with the direct or indirect general partner of an operating partnership. In each case, the operating partnership was

Mr. Jorge Bonilla

July 10, 2009

then merged or its property contributed into the Partnership or a subsidiary of the Partnership. Since the business combination transactions were conducted as public offerings, the OP Units issued to the holders of the acquired interests as well as the shares of EQR that were subject to exchange under Section 3.2(C) of the Partnership Agreement were registered pursuant to the Securities Act. EQR became contractually obligated under the operative documents to ultimately deliver a registered security upon an exchange. As a result of this registration and the applicable accounting requirements of EITF D-98 and EITF 00-19, we believe that these OP Units need to be included as mezzanine equity at the EQR level.

The Partnership Agreement provision which governs the exchange of OP Units for Common Shares is between the Limited Partner OP Unit holders and EQR, in its capacity as a Maryland trust and not in its capacity as the General Partner of the Partnership. The Partnership has the right but not the obligation to redeem an OP Unit for cash, but absent a choice to do so, the OP Unit holder’s only contractual right is to tender the OP Units for exchange with EQR for its Common Shares. All OP Units tendered for exchange continue to be issued and outstanding capital units of the Partnership. Given the above considerations, we believe the accounting treatment and presentation of the Limited Partners’ OP Units is appropriately reflected in the permanent equity of the Partnership.

•

Also, please explain how you have evaluated all the paragraphs 12-32 requirements in EITF 00-19 and whether there were any other requirements that might have resulted in your conclusion that the REIT does not have an ability to control settlement in its shares.

We have evaluated each of the paragraphs 12 through 32 of EITF 00-19 with respect to both EQR and the Partnership in the May Letter. We do not believe that there are other requirements that would have resulted in a different conclusion than we reached in the May Letter as implemented in our first quarter financial statements for the Partnership and EQR filed under cover of Form 10-Q. Please also see our response below with respect to fiduciary duty.

2. We also understand from Section 3.2(C) of the Partnership Agreement, that there are certain limited circumstances in which a Limited Partner would not have a right to exchange OP Units for Common Shares of the REIT. Please tell us how the limited circumstances described in Section 3.2(C) interact with your ability to share settle the redemption request in registered shares. Also, in the event a Limited Partner is unable to exchange its OP units for Common Shares what other settlement alternatives are available to the Limited Partner to satisfy the redemption request?

The last sentence of Section 3.2(C) of the Partnership Agreement provides as follows:

“Notwithstanding the foregoing provisions of this Section 3.2(C), a Limited Partner shall not have the right to exchange OP Units for Common Shares if (i) in the opinion of counsel for the Company, the Company would, as a result thereof, no longer qualify (or it would be likely that the Company no longer would qualify) as a real estate investment trust under the Code; or (ii) such exchange would, in the opinion of counsel for the Company, constitute or be likely to constitute a violation of applicable securities laws. In either such event, to the extent the consequences

Mr. Jorge Bonilla

July 10, 2009

described in (i) or (ii) could be eliminated by reasonable action of the Company without any material detriment to the Company and at the expense of such Limited Partner(s) requesting such exchange, the Company shall take all such reasonable action to effect the exchange of OP Units for Common Shares by such Limited Partner(s) as herein provided.”

REIT operating partnerships vary with respect to the rights of limited partners to exchange their interests for Common Shares. Our Partnership Agreement, subject to the last sentence of Section 3.2(C) quoted above, requires EQR to deliver Common Shares with no requirement for registered shares1. If EQR were unable to register or continue to maintain a registration statement with respect to Common Shares that were required to be registered for issuance by law or agreement, pursuant to Section 3.2(C), there would be no obligation for EQR under the Partnership Agreement to issue any Common Shares or to pay cash. The only obligation is for EQR to take “reasonable action” to cure the problem. Under the Partnership Agreement, if a limited partner is unable to exchange OP Units for Common Shares, such limited partner has no right to request any other settlement. As noted in our response to question one above, EQR classified certain OP Units in the mezzanine section under a strict application of the guidance in EITF D-98 and EITF 00-19, despite the fact there are no specific contractual terms requiring delivery of cash. However, a limited partner could always sell their limited partnership units to another person subject to compliance with applicable securities laws and the terms of the Partnership Agreement.

To the extent that other agreements required EQR to take certain action in connection with maintaining a registration statement, EQR itself may be liable for damages to the extent that it does not comply with the terms of such agreement. These agreements generally only require EQR to use “reasonable efforts” to comply with the registration requirements. To the extent EQR is liable to a limited partner for breach of an agreement, such breach would not necessarily lead to a mandatory cash redemption. In fact, we believe damages, if any, would be limited to the economic loss the limited partner suffered. To the extent EQR was liable for damages, it would have to pay for such damages out of its own separate funds which may include distributions from the Partnership, borrowings from the Partnership and borrowings from third parties.

3. To the extent the REIT is unable to deliver common shares in satisfaction of the redemption request, please tell us how settlement of the redemption request would occur. For example, assuming that the REIT would then be required to settle such redemption request in cash, please explain how the REIT would have an ability to settle in cash without the Operating Partnership also having a cash obligation to fund the settlement?

As set forth above, EQR has no legal obligation to deliver anything other than Common Shares in satisfaction of exchange requests under Section 3.2(C) of the Partnership Agreement. EQR’s sole obligation is to make a reasonable effort to cure the default. Until such time as EQR is able to deliver Common Shares or the Partnership voluntarily redeems the OP Units for cash, the limited partner desiring to do an exchange would continue as a limited partner. The assumption that the REIT would have to settle in cash is inconsistent with our factual situation.

[1]	This fact should be contrasted to other partnership agreements whereby other REITs are obligated to pay cash but have the option to deliver shares.

Mr. Jorge Bonilla

July 10, 2009

4.	•

Please describe the conflict in fiduciary duties which you believe exist between the REIT and Operating Partnership with respect to the redemption request and the decision to settle such redemption request in cash or common shares of the REIT.

We do not believe that there has ever been any conflicts in fiduciary duty issues between EQR and the Partnership with respect to any exchange request and the decision to settle such request in cash or Common Shares. The only instance that we can currently envision as to when EQR as the general partner of the Partnership might determine to satisfy a redemption request in cash is at a time when EQR as general partner of the Partnership had determined to reduce the total outstanding capitalization of the Partnership at current market prices and determined to use the acquisition of the limited partnership units for cash as a substitute for redeeming its own outstanding Common Shares. This would be a strategic decision and we do not believe this would represent a conflict of fiduciary duty since both the shareholders of EQR and the limited partners of the Partnership should be indifferent to which entity redeems its securities since each Common Share and each OP Unit are economic equivalents.

•	Also, are you aware of any instances in the REIT industry where an allegation of a breach of fiduciary duties might have been made in the situations or circumstances you have described?

We do not believe we should comment on such allegations, if any, of a breach of fiduciary duty with respect to any other issuers.

•

Can you explain when the REIT owns the majority of the OP Units, how an action that would violate the REIT’s fiduciary duties to the OP Unit holders, would not also be against the REIT’s own best interests? That is, is the fiduciary concern here more with the minority interests rather than the OP interests generally?

As of March 31, 2009, EQR owns approximately 94.4% of the outstanding partnership interests of the Partnership. The concept of the Partnership Agreement (as is true to our knowledge with all “UPREITS”) is that OP Units and partnership interests are economically equivalent to Common Shares on a one-for-one basis. Thus, to violate its fiduciary duty to the limited partnership, a general partner would have to give a benefit to its shareholders that is not given to operating partnership limited partners. A hypothetical example of where a general partner REIT may violate its fiduciary duty to the limited partners might be where the REIT attempted to squeeze out the minority OP Unit holders at a price less than the fair market value of the REIT’s common shares by using its power as the general partner.

5. Please also explain the redemption terms for any units (common and preferred) outstanding at the Operating Partnership that are in fact held by the REIT and whether and how you have evaluated such redemption rights under EITF Topic D-98?

It should be noted that EQR has no right to cause the Partnership under the Partnership Agreement to redeem partnership interests held by EQR unless EQR redeems its own Common Shares or preferred shares which are mirrored at the Partnership level. We have evaluated the

Mr. Jorge Bonilla

July 10, 2009

redemption rights of the Partnership interests held by EQR with respect to EITF D-98 and do not believe that EITF D-98 is relevant. In part, we do not believe EITF D-98 is relevant because we believe the provisions relating to redemption of partner interests held by EQR were inserted solely for purposes of maintaining the financial equivalency of the Common Shares and OP Units upon which the REIT/operating partnership model is based. We believe that the EITF D-98 criteria were instituted to determine when a third party, rather than a controlling interest holder, could force a redemption for cash that would be to the disadvantage of other holders of the Operating Partnership or its creditors. Since EQR is fully liable for all of the obligations of the Partnership, this would not seem to be relevant. We also have not found creditors of the Partnership to be concerned either by the fact that OP Unit holders had an exchange right into Common Shares or that EQR could redeem the interests held by it and obtain the cash to do so from the Partnership.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely,

ERP OPERATING LIMITED PARTNERSHIP

By:	Equity Residential, its General Partner

/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and Chief Financial Officer

/s/ Bruce C. Strohm
Bruce C. Strohm
Executive Vice President and General Counsel

/s/ Ian S. Kaufman
Ian S. Kaufman
First Vice President and Chief Accounting Officer

cc:	Philip Childs, Ernst & Young LLP
R. Neil Miller, DLA Piper LLP (US)